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||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 27, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust):
Fidelity SAI U.S. Minimum Volatility Index Fund
Fidelity SAI International Minimum Volatility Index Fund (the funds)
File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 271

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 271 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI U.S. Minimum Volatility Index Fund and Fidelity SAI International Minimum Volatility Index Fund as new series' of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity SAI U.S. Minimum Volatility Index Fund and Fidelity SAI International Minimum Volatility Index Fund.

Pursuant to Rule 485(a), the trust elects an effective date of May 13, 2015. We request your comments by March 30, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group